News Release

Resin Systems Receives Notification of Successful

Independent Test ing Of Its Sectional   Distribution Utility Pole

Edmonton, Alberta, June 2 1 , 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced that RS has been advised of the successful complet ion of structural testing of its innovative and revolutionary engineered segmental production distribution utility pole.

The test results confirmed that the RS designed and built structure substantially exceeded the load, deflection and destruction standards required in the United States .. Actual specific test results will be included with upcoming technical data sheets provided to utility customers ..

All test poles were manufactured at the RS Edmonton plant on new technologically advanced production equipment designed by the Company’s engineering team ..

These independent tests were  a necessary prerequisite requirement for shipments to most major power utility companies in both the USA and Canada as well as globally.  All testing was performed independently by EDM International Inc. at  its utility industry renowned laboratory and test facilities in Fort Collins, Colorado.

EDM International Inc (“EDM”) is the recognized independent leader in electrical utility testing and engineering research. EDM has served the utility industry throughout North America since 1982 with state of the art research, testing and engineering science.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the VersionTM brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

Resin Systems Inc.

Ph: (780) 482-1953

Email: gregp@grouprsi.com

ww.grouprsi.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.